FORM 6-K

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

Date of Report November 28, 2007

NOVATEL INC.

Commission File No. 0-29004

1120 - 68th Avenue N.E., Calgary, Alberta, Canada  T2E 8S5

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F  ☒        Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes  ☐   No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes  ☐   No  ☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.             Yes  ☐   No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-N/A.

EXHIBITS

The following information is furnished to the SEC.

On November 28, 2007, NovAtel Inc. (“NovAtel”) issued a press release announcing that Hexagon Canada Acquisition, Inc. (“Hexagon Canada”), a  wholly owned subsidiary of Hexagon AB (“Hexagon”) had taken up an aggregate of 8,647,240 common shares of NovAtel tendered to its offer mailed to NovAtel shareholders on October 19, 2007.  Hexagon and its affiliates now beneficially own 9,601,104 common shares of NovAtel, or 93.9% of the total outstanding common shares, including 953,864 common shares previously acquired pursuant to a private placement, and intends to acquire the remaining common shares through its right of compulsory acquisition.

On November 27, 2007, the independent directors of NovAtel, Richard Orman, Robert Iverach, Joel Schleicher, Charles Trimble and David Vaughn, resigned from NovAtel’s board of directors.  On November 28, 2007, four new directors, Ola Rollen, Håkan Halén, Gert Viebke, and Fred London, were appointed for a total of seven directors, including remaining directors Jonathan Ladd, Werner Gartner and Pat Fenton.

A copy of the press release is attached as Exhibit 1.

The following exhibit is filed as part of this report on Form 6-K:

No.                                          Document

(1)                                  Press Release dated November 28, 2007.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NOVATEL INC.

Date: November 28, 2007	By: /s/ WERNER GARTNER
	Name:	Werner Gartner
	Title:	Executive Vice President and
Chief Financial Officer